Exhibit 99.1

Cellectis S.A. to Present Data on its Allogeneic CAR T Cell Programs at American Society of Gene & Cell Therapy Annual Meeting

NEW YORK--(BUSINESS WIRE)--May 7, 2015--Regulatory News:

Cellectis S.A. (Paris:ALCLS) (Alternext: ALCLS – Nasdaq Global Market: CLLS), a pioneering gene-editing company employing proprietary technologies to develop best-in-class products in the emerging field of immuno-oncology, today announced that pre-clinical data on its engineered allogeneic CAR T-cells will be featured in an oral presentation at the American Society of Gene & Cell Therapy (ASGCT) 18th Annual Meeting. The meeting will be held from May 13 to 16, 2015 in New Orleans, LA.

The company will also have three posters that will present how its gene editing technologies, including TALEN®, could enable the efficient manufacture of "off-the-shelf" CAR T-cells.

The selected presentations include:

  UCART19, an Allogeneic “Off-the-Shelf” Adoptive T-Cell Immunotherapy Against CD19+ B-Cell Leukemias
  Oral Presentation - Session title: Cancer – Immunotherapy, Cancer Vaccines II
  Presentation Time: Saturday, May 16, 2015, 10:30 am to 10:45 am
  Targeted Genome Modifications for Improved Adoptive Immunotherapy
  Poster Session: Gene Targeting and Gene Correction II
  Presentation Time: Thursday, May 14, 2015, 5:30 pm to 7:00 pm
  A Multidrug Resistant Engineered CAR T-Cell for Allogeneic Combination Immunotherapy
  Poster Session: Cancer – Immunotherapy, Cancer Vaccines II
  Presentation Time: Thursday, May 14, 2015 - 5:30 pm to 7:00 pm
  Allogeneic CAR T-Cells Targeting CD123 for Adoptive Immunotherapy of Acute Myeloid Leukemia (AML)
  Poster Session: Cancer – Immunotherapy, Cancer Vaccines II
  Presentation Time: Thursday, May 14, 2015 - 5:30 pm to 7:00 pm

Posters will be posted on Cellectis’ website on May 13, 2015.

About Cellectis

Cellectis is a gene-editing company focused on developing immunotherapies based on gene edited engineered CAR T-cells (UCART). The company’s mission is to develop a new generation of cancer therapies based on engineered T-cells. Cellectis capitalizes on its 15 years of expertise in genome engineering - based on its flagship TALEN® products and meganucleases and pioneering electroporation PulseAgile technology - to create a new generation of immunotherapies. CAR technologies are designed to target surface antigens expressed on cells. Using its life-science-focused, pioneering genome-engineering technologies, Cellectis’ goal is to create innovative products in multiple fields and with various target markets. Cellectis S.A. is listed on the Nasdaq Global Market (ticker: CLLS) and on the NYSE Alternext market (ticker: ALCLS). To find out more about us, visit our website: www.cellectis.com

CONTACT:
Media
Jennifer Moore, 917-580-1088
Director of Communications
media@cellectis.com
or
BMC Communications
Brad Miles, 646-513-3125
bmiles@bmccommunications.com
or
IR
Simon Harnest, 646-385-9008
VP Finance and Investor Relations
simon.harnest@cellectis.com